ADVISORONE FUNDS

INVESTMENT ADVISORY AGREEMENT

APPENDIX A

FUNDS OF THE TRUST

as of August 18, 2011

NAME OF FUND	ANNUAL ADVISORY FEE AS A % OF AVERAGE NET ASSETS OF THE FUND

Amerigo Fund	1.00%

Clermont Fund	1.00%

Select Appreciation Fund	1.00%

Descartes Fund	1.00%

Liahona Fund	1.00%

Reservoir Fund	0.50%

Select Equity Fund	1.00%

Enhanced Income Fund	0.90%

Flexible Income Fund	0.65%

Shelter Fund	1.00%

Milestone Treasury Obligations Fund	0.10%

The parties hereto agree that this Appendix A shall supersede and replace the existing Appendix A to the Investment Advisory Agreement effective as of the 18th day of August 2011.

ADVISORONE FUNDS

CLS INVESTMENTS, LLC

By: /s/ W. Patrick Clarke

    By: /s/ Todd Clarke

W. Patrick Clarke, President

Todd Clarke, President